SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

CIFC CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

12547R105

(CUSIP Number)

CIFC Parent Holdings LLC

Attention: Peter Gleysteen

c/o Charlesbank Capital Partners, LLC

200 Clarendon Street, 54th Floor

Boston, MA 02116

(617) 619-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 12547R 105	Page 2 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) CIFC Parent Holdings LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) OO

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 3 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank CIFC Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) OO

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 4 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund V, Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) PN

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 5 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Fund VI, Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) PN

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 6 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) CB Offshore Equity Fund VI, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) PN

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 7 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Coinvestment Partners, Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) PN

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 8 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Equity Coinvestment Fund VI, Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) PN

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D

CUSIP No. 12547R 105	Page 9 of 14

1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Charlesbank Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place or organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 9,090,909
	8.	Shared voting power
	9.	Sole dispositive power 9,090,909
	10.	Shares dispositive power
11.	Aggregate amount beneficially owned by each reporting person 9,090,909*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43.8%*
14.	Type of reporting person (see instructions) OO

*	See Item 5 of this Amendment No. 1 to Schedule 13D.

13D
CUSIP No. 12547R 105		Page 10 of 14

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the Statement on Schedule 13D filed on April 25, 2011 (the “Schedule 13D”) and is being filed by (i) CIFC Parent Holdings LLC, a Delaware limited liability company (“CIFC Parent”); (ii) Charlesbank CIFC Holdings, LLC, a Delaware limited liability company (“CB CIFC Holdings”); (iii) Charlesbank Equity Fund V, Limited Partnership, a Massachusetts limited partnership (“CB V”); (iv) Charlesbank Equity Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB VI”); (v) CB Offshore Equity Fund VI, L.P., a Cayman Islands exempt limited partnership (“CB Offshore”); (vi) Charlesbank Coinvestment Partners, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment Partners”); (vii) Charlesbank Equity Coinvestment Fund VI, Limited Partnership, a Massachusetts limited partnership (“CB Coinvestment VI” and, together with CB V, CB VI, CB Offshore and CB Coinvestment Partners, the “CB Funds”); and (viii) Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“CB”). CIFC Parent, CB CIFC Holdings, each of the CB Funds and CB are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

This Amendment No. 1 relates to shares of common stock, $0.001 par value per share (the “Shares”), of CIFC Corp. (formerly known as CIFC Deerfield Corp.), a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Pursuant to a Stock Purchase Agreement, dated as of December 2, 2013 (the “Stock Purchase Agreement”), by and between CIFC Parent and DFR Holdings, LLC, a Delaware limited liability company (“DFR Holdings”), CIFC Parent has agreed to sell, and DFR Holdings has agreed to buy, subject to the terms and conditions of the Stock Purchase Agreement, all of the 9,090,909 Shares held by CIFC Parent for a per share purchase price of $9.00, for an aggregate purchase price of $81,818,181. The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the satisfaction and/or waiver of customary closing conditions. The Stock Purchase Agreement contains a mutual release of certain claims.

The foregoing description of the Stock Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as Exhibit 2 hereto.

In connection with the closing of the transactions contemplated by the Stock Purchase Agreement, the Second Amended and Restated Stockholders Agreement, dated as of September 24, 2012, by and among the Issuer, CIFC Parent and DFR Holdings (the “Stockholders Agreement”) will terminate with respect to CIFC Parent (other than the provisions of Section 4.1 thereof, which will continue for twelve (12) months). In addition, in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, CIFC Parent will cease holding Registrable Securities as defined in the Second Amended and Restated Registration Rights Agreement, dated as of September 24, 2012, by and among the Issuer, CIFC Parent, DFR Holdings and GE Capital Equity Investment, Inc. (the “Registration Rights Agreement”) and, therefore, will no longer have registration rights under the Registration Rights Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a). As of the date hereof, CIFC Parent directly owns 9,090,909 Shares, representing approximately 43.8%1 of the outstanding Shares of the Issuer.

[1]	Based on 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2013 (the “Quarterly Report”).

13D
CUSIP No. 12547R 105		Page 11 of 14

Due to their relationship with each other and with CIFC Parent, each of CB CIFC Holdings, each of the CB Funds and CB may also be deemed to beneficially own the 9,090,909 Shares directly held by CIFC Parent, representing approximately 43.8% of the outstanding Shares of the Issuer.

As of the closing of the transactions contemplated by the Stock Purchase Agreement, CIFC Parent will directly own zero Shares, representing 0.0% of the outstanding Shares of the Issuer.

Pursuant to the terms of the Stockholders Agreement, the Reporting Persons and the Bounty Persons (as defined below) acknowledge that they are acting as a “group” for the purpose of causing the Issuer to qualify as a “controlled company” under applicable NASDAQ Marketplace Rules. The aggregate number of Shares beneficially owned collectively by the Reporting Persons and the Bounty Persons is 17,768,595, which represents approximately 71.3%2 of the outstanding Shares of the Issuer. The share ownership reported herein by the Reporting Persons does not include any Shares owned by the Bounty Persons, and the Reporting Persons disclaim beneficial ownership of Shares of the Issuer except as disclosed herein. The Reporting Persons take no responsibility for any filings made by the Bounty Persons in connection with the foregoing or the completeness or accuracy of any information contained therein. The “Bounty Persons” referenced in this Amendment No. 1 are DFR Holdings, Bounty Investments, LLC, Santa Maria Overseas Ltd., Mayflower Trust and TZ Columbus Services Limited.

As of the closing of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons and the Bounty Persons will cease acting as a “group” for the purpose of causing the Issuer to qualify as a “controlled company” under applicable NASDAQ Marketplace rules.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 1, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Stock Purchase Agreement, dated as of December 2, 2013, by and between CIFC Parent Holdings LLC and DFR Holdings, LLC.

[2]	Based on 24,908,259 Shares outstanding, which include (i) 20,776,028 Shares outstanding as of October 30, 2013 as reported in the Quarterly Report and (ii) 4,132,231 Shares issuable to DFR Holdings upon the conversion of $25 million in aggregate principal amount of the Convertible Notes based upon an initial conversion rate of 165.29 shares per $1,000 principal amount of such Convertible Notes that are subject to certain adjustments from time to time for specified events pursuant to the Convertible Notes Agreement (as reported in the Amendment No. 2 to Schedule 13D filed by DFR Holdings on April 15, 2011).

13D
CUSIP No. 12547R 105		Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 3, 2013

CIFC PARENT HOLDINGS LLC

By:	/s/ Samuel P. Bartlett
	Name:	Samuel P. Bartlett
	Title:	Director

CHARLESBANK CIFC HOLDINGS, LLC

By:	Charlesbank Equity Fund V, Limited Partnership,
its Managing Member

By:	Charlesbank Equity Fund V GP, Limited Partnership,
its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY FUND V, LIMIED PARTNERSHIP

By:	Charlesbank Equity Fund V GP, Limited Partnership,
its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

13D
CUSIP No. 12547R 105		Page 13 of 14

CHARLESBANK EQUITY FUND VI, LIMITED PARTNERSHIP

By:	Charlesbank Equity Fund VI GP, Limited Partnership,
its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CB OFFSHORE EQUITY FUND VI, L.P.

By:	Charlesbank Equity Fund VI GP, Limited Partnership,
its Managing General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK COINVESTMENT PARTNERS, LIMITED PARTNERSHIP

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

CHARLESBANK EQUITY COINVESTMENT FUND VI, LIMITED PARTNERSHIP

By:	Charlesbank Equity Coinvestment Fund VI GP, Limited Partnership, its General Partner

By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel

13D
CUSIP No. 12547R 105		Page 14 of 14

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Tami E. Nason
	Name:	Tami E. Nason
	Title:	Senior Vice President and General Counsel